UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-41319

POET TECHNOLOGIES INC.

(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107

Toronto, Ontario M4P 1E2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including the condensed unaudited consolidated financial statements for the six months ended June 30, 2026, attached hereto as Exhibit 99.1, and management’s discussion and analysis for the six months ended June 30, 2026, attached hereto as Exhibit 99.2, shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3 (File No. 333-292868), filed by POET Technologies Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on January 22, 2026, (2) the registration statement on Form F-3 (File No. 333-291848), filed by the Company with the SEC on November 28, 2025, (3) the registration statement on Form S-8 (File No. 333-290470), filed by the Company with the SEC on September 23, 2025, (4) the registration statement on Form F-10 (File No. 333-280553), filed by the Company with the SEC on June 28, 2024, as amended by Amendment No. 1 thereto filed with the SEC on September 9, 2024 and (5) the registration statement on Form F-3 (File No. 333-273853) filed by the Company with the SEC on August 9, 2023, and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On August 13, 2026, the Company issued a press release announcing its financial results for the second quarter ended June 30, 2026.

EXHIBIT LIST

Exhibit No.	Description

99.1	Condensed Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2026

99.2	Management’s Discussion and Analysis for the Six Months Ended June 30, 2026

99.3	Certification of Interim Filings by Chief Executive Officer, dated June 30, 2026

99.4	Certification of Interim Filings by Chief Financial Officer, dated June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 2026

POET TECHNOLOGIES INC.

By:	/s/ Thomas Mika
Name:	Thomas Mika
Title:	Corporate Secretary